Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Contact: Jason H. Weber
EVP/Treasurer &
Chief Financial Officer
ACNB

717.339.5090
jweber@acnb.com

Suzanne M. Becker

Executive Administrative Officer
Traditions
717-747-2647
sbecker@traditions.bank

ACNB CORPORATION ANNOUNCES STRATEGIC ACQUISITION OF

TRADITIONS BANCORP, INC.

GETTYSBURG, PA, July 24, 2024 ACNB Corporation (NASDAQ: ACNB) (“ACNB” or the “Corporation”), financial holding company for ACNB Bank and ACNB Insurance Services, Inc., and Traditions Bancorp, Inc. (OTCPink: TRBK) (“Traditions”), holding company for Traditions Bank, York, Pennsylvania, announced today the execution of a definitive merger agreement whereby ACNB will acquire Traditions and Traditions Bank in an all-stock transaction. This strategic acquisition will result in a premier community bank that is locally headquartered, managed, and focused.

Speaking on behalf of ACNB, James P. Helt, President and CEO, stated that “ACNB Corporation has been executing a multi-year strategic plan to be the community bank of choice in the markets that we serve and thereby deliver superior financial results, performance and value to our shareholders and other stakeholders. At the core of this strategic plan has been profitable organic and inorganic growth. As demonstrated in today’s previously released Second Quarter of 2024 financial results press release, we continue to deliver on profitable organic growth in our core community banking and insurance agency lines of business. The announcement of our proposed strategic acquisition of Traditions and Traditions Bank is also in furtherance of this strategic plan. This transaction will provide the resources to expand our presence in York County and enhance our penetration in the vibrant and demographically compelling Lancaster County market”.

Speaking on behalf of Traditions, Eugene J. Draganosky, Traditions Bancorp, Inc. Chair of the Board and Chief Executive Officer, said “ACNB and Traditions share common cultures, values, vision and operating philosophies of what a community bank can and should be in today’s ever-changing business environment. For more than two decades, Traditions has done an exceptional job of creating a premier community bank, with an outstanding commercial banking team and an industry leading mortgage banking unit.”

Mr. Helt further stated, “The success of this investment will be accomplished with a group of bankers from both companies that are respected market leaders in their fields. We value the insights and perspectives of the team leaders and members from Traditions that will join us. To that end, three members of the Traditions Board will join the ACNB Corporation and ACNB Bank Boards of Directors with Eugene Draganosky, Traditions’ Chief Executive Officer and Chairman of the Board joining the ACNB Boards as a Vice Chair. Thomas J. Sposito, II, Traditions’ President, will join ACNB Bank, as President of our Traditions Bank, a division of ACNB Bank upon completion of the transaction. Further, Traditions Founder, Michael E. Kochenour, will join ACNB as a Director Emeritus.”

Traditions Bank operates eight bank branch locations spanning York and Lancaster counties, a loan production office in Cumberland County, and an operations center located at 226 Pauline Drive, York, PA. Established in 2002, Traditions Bank is a full-service community bank serving businesses, individuals, and community organizations. As of June 30, 2024, Traditions had total assets of $859 million, total deposits of $738 million, and total loans of $673 million. Upon the consummation of the strategic acquisition, ACNB Bank will operate former Traditions Bank locations in the York and Lancaster County markets as “Traditions Bank, A Division of ACNB Bank.” The current Traditions Bank administrative headquarters on Pauline Drive will continue to serve as a regional sales and operations center.

Pursuant to the terms of the Definitive Agreement, Traditions shareholders will receive 0.7300 shares of ACNB common stock for each share of Traditions common stock that they own as of the closing date. Based on the 20-day Volume Weighted Average Price of ACNB common stock as of July 19, 2024, the transaction is valued at $73.5 million or $26.43 per share of common stock. Following completion of the transaction, Traditions shareholders will receive a quarterly cash dividend equal to approximately $0.23 per Traditions share of common stock based on ACNB’s current quarterly dividend of $0.32 per ACNB share of common stock. This dividend is approximately 192% higher than Tradition’s current quarterly dividend of $0.08 per Traditions share of common stock. The transaction is intended to qualify as a tax-free reorganization for federal income tax purposes. The transaction has been unanimously approved by the boards of directors of both companies. It is subject to Traditions shareholder approval, ACNB shareholder approval of the shares to be issued in this transaction, regulatory approvals, and other customary closing conditions. The Definitive Agreement contains customary “deal protection” provisions including a “termination fee” payable to ACNB upon certain events delineated in the definitive agreement in an amount equal to approximately four percent (4%) of the transaction value.

Currently, the transaction is expected to close in the first quarter of 2025, after all such conditions provided in the definitive agreement have been met or, where permissible, waived. Two Traditions branch locations, 235 St. Charles Way, York, PA 17402 and 361 Eisenhower Drive, Hanover, PA 17731 and an ACNB loan production office, 1601 South Queen Street, York, PA, 17403 are currently anticipated to be consolidated to the nearest ACNB or Traditions Bank location at a date to be determined following completion of the strategic acquisition.

Mr. Helt further stated, “We are excited to welcome Traditions as ACNB Corporation expands its presence in the Pennsylvania market. York and Lancaster are growing, vibrant markets for community banking, which is at the core of ACNB Corporation’s success for more than 165 years. This strategic acquisition is intended to complement our operations with profitable growth opportunities adjacent to our current footprint, while contributing to the Corporation’s established commitment of enhancing long-term shareholder value. We certainly look forward to sharing our commitment to community banking with customers and other stakeholders in the York and Lancaster markets.”

Based on the financial results as of June 30, 2024, the combined company would have pro forma total assets of $3.3 billion, total deposits of $2.6 billion, and total gross loans of $2.4 billion. Once the acquisition and consolidation are complete, ACNB will have 32 community banking offices in Pennsylvania and Maryland, offering a full range of integrated financial services including banking, trust, retail brokerage, insurance and expanded mortgage products and services.

“As Traditions has been customer-focused since its founding in 2002, we are sincerely seeking to minimize any transition impacts on customers. And, although we know there will be changes as operations and systems are combined in 2025, the customer experience is also fundamental at ACNB Corporation. Familiar people with familiar faces are an important component of community banking, and we recognize and embrace that dynamic,” Mr. Helt said.

Mr. Draganosky added, “We are pleased to join forces with a company that has laid a clear course for the future, and one which we believe meets the objectives of our stakeholders due to its rich history, strong financial performance, and solid record of delivering shareholder value. ACNB Corporation provides the opportunity to continue the community banking vision upon which Traditions was founded with greater resources to serve the York and Lancaster communities into the future.”

Bybel Rutledge LLP is serving as legal counsel and Piper Sandler Companies is serving as financial advisor to ACNB Corporation. Hovde Group provided a Fairness Opinion to ACNB.

Pillar+Aught is serving as legal counsel and Stephens Inc. is serving as financial advisor to Traditions Bancorp, Inc. and rendered a Fairness Opinion to Traditions. For more information regarding ACNB Corporation and Traditions Bancorp, Inc., please visit acnb.com and traditions.bank, respectively.

About ACNB Corporation

ACNB Corporation, headquartered in Gettysburg, PA, is the $2.46 billion financial holding company for the wholly-owned subsidiaries of ACNB Bank, Gettysburg, PA, and ACNB Insurance Services, Inc., Westminster, MD. Originally founded in 1857, ACNB Bank serves its marketplace with banking and wealth management services, including trust and retail brokerage, via a network of 26 community banking offices and three loan offices located in the Pennsylvania counties of Adams, Cumberland, Franklin, Lancaster and York and the Maryland counties of Baltimore, Carroll and Frederick. ACNB Insurance Services, Inc. is a full-service insurance agency with licenses in 46 states. The agency offers a broad range of property, casualty, health, life and disability insurance serving personal and commercial clients through office locations in Westminster and Jarrettsville, MD, and Gettysburg, PA. For more information regarding ACNB Corporation and its subsidiaries, please visit investor.acnb.com.

About Traditions Bancorp, Inc.

Formed in 2002 with administrative headquarters in York, Pennsylvania, Traditions Bank operates eight full-service branch offices located in York, Hanover, and Lancaster, as well as a loan production office in Lemoyne, Cumberland County. With assets of $858.6 million as of June 30, 2024, and 141 associates, Traditions Bank provides depository and borrowing services to businesses and individuals located in south-central Pennsylvania. The Bank is a leading provider of residential mortgages and has been a Bauer Financial recommended financial institution for more than a decade.

Caution Regarding Forward-Looking Statements

This information presented herein contains forward-looking statements. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the proposed merger between ACNB and Traditions, (ii) ACNB’s and Traditions’ plans, obligations, expectations and intentions and (iii) other statements presented herein that are not historical facts. Words such as “anticipates,” “believes,” “intends,” “should,” “expects,” “will,” and variations of similar expressions are intended to identify forward-looking statements. These statements are based on the beliefs of the respective managements of ACNB and Traditions as to the expected outcome of future events and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, and degree of occurrence. Results and outcomes may differ materially from what may be expressed or forecasted in forward-looking statements. Factors that could cause results and outcomes to differ materially include, among others, the ability to obtain required regulatory and shareholder approvals and meet other closing conditions to the transaction; the ability to complete the merger as expected and within the expected timeframe; disruptions to customer and employee relationships and business operations caused by the merger; the ability to implement integration plans associated with the transaction, which integration may be more difficult, time-consuming or costly than expected; the ability to achieve the cost savings and synergies contemplated by the merger within the expected timeframe, or at all; changes in local and national economies, or market conditions; changes in interest rates; regulations and accounting principles; changes in policies or guidelines; loan demand and asset quality, including real estate values and collateral values; deposit flow; the impact of competition from traditional or new sources; and the other factors detailed in ACNB’s publicly filed documents, including its Annual Report on Form 10-K for the year ended December 31, 2023 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2024. ACNB and Traditions assume no obligation to revise, update, or clarify forward-looking statements to reflect events or conditions after the date of this press release.

No Offer or Solicitation

The information presented herein does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, ACNB will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 with respect to the offering of ACNB common stock as the merger consideration under the Securities Act of 1933, as amended, which will include a joint proxy statement of Traditions and ACNB and a prospectus of ACNB. A definitive joint proxy statement/prospectus will be sent to the shareholders of Traditions and ACNB seeking the required shareholder approvals. Before making any voting or investment decision, investors and security holders are urged to read the registration statement and joint proxy statement/prospectus and other relevant documents when they become available because they will contain important information about ACNB, Traditions, and the proposed merger.

Investors and security holders will be able to obtain free copies of these documents, and any other documents, through the website maintained by the SEC at http://www.sec.gov, or by accessing ACNB’s website at www.acnb.com under the “Investor Relations” link and then under the heading “SEC Filings.” Investors and security holders may also obtain free copies of these documents by directing a request by mail or telephone to ACNB Corporation at 16 Lincoln Square, Gettysburg, PA 17325 or (717) 334-3161, or by directing a request by mail or telephone to Traditions Bancorp, Inc. at 226 Pauline Drive, P.O. Box 3658, York, PA 17402 or (717) 747-2600.

Participants in the Solicitation

ACNB, Traditions, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Traditions and ACNB in connection with the merger. Information about ACNB’s directors and executive officers is included in the proxy statement for its 2024 annual meeting of ACNB’s shareholders, which was filed with the SEC on April 2, 2024. Information about the directors and executive officers of Traditions and their ownership of Traditions common stock may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

ACNB #2024-14

July 24, 2024

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